Exhibit 99.4

328 – 550 Burrard Street
Vancouver, BC V6C 2B5
P: 604-899-5450
F: 604-484-4710

News Release	No. 11-216
September 8, 2011

Platinum Group Metals
Acquires Canadian Platinum Project

Vancouver) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE:AMEX) (“Platinum Group” or the “Company”) is pleased to announce the acquisition of 100% ownership in the Providence Lake Nickel(Ni) -Copper(Cu) -Cobalt(Co) -Platinum Group Metals (PGM) property, in the Northwest Territories, from Arctic Star Exploration Corp. (“Arctic”) (ADD-TSX).

The property has an established three dimensional target with sixteen drill intercepts of copper, nickel and impressive platinum group metals grades as well as regionally mapped district potential. The mineralization is in a well-recognized deposit model known as a “Komatiite Hosted” setting. The discovery, made during exploration for diamonds, is notable as it is a first for this part of the Northwest Territories. The platinum group metals grades are at the top end of the global ranges for the copper nickel mineralization style.

R. Michael Jones, P.Eng, President & CEO of Platinum Group Metals Ltd. said “We are interested in pursuing the Providence discovery for four reasons;

  The drill intercepts to date have returned impressive values, including an impressive 5.1 meters of 3.48% combined nickel copper with 2.3 g/t platinum, palladium and rhodium and 2.3 meters of 11.2 g/t platinum, palladium, rhodium, and other PGMs. The zone is open for offset drilling.

  On a regional basis the target is new and is one of the best Canadian opportunities in PGMs we have seen. We are looking to grow our Canadian exploration work at the time we are building our platinum mine in South Africa.

  The project comes with an established camp and a well assembled regional data base of geology, geophysics and geochemistry completed by a strong technical team at Artic Star.

  The location is remote, but is within 70 kilometers from the Diavik Diamond Mine, providing a potential future access route using the existing ice road to the region’s mines. Both the CEO and COO of Platinum Group have experience with mine development in the region”.

PLATINUM GROUP METALS LTD.	…2

Details

The property is comprised of 13 mineral claims totaling 13,366 hectares and is located approximately 55 km west-southwest of the Diavik Diamond Mine. Under the terms of the agreement, Arctic will transfer 100% ownership of the property in exchange for a 1% Net Smelter Return (NSR) and a $50,000 cash payment. In addition, Platinum group will pay Arctic Star $20,000 for the transfer of the land use permit and exploration camp.

The property covers approximately 20 kilometers of a recently recognized belt of mafic to ultramafic rocks that is host to the first discovery of magmatic Copper-Nickel-Cobalt-Platinum Group Metals, “Cu-Ni-Co-PGM” massive sulphide mineralization in the Slave Craton. The ultra-mafic suite of rocks, known as the Providence Lake Belt, are interpreted to be Komatiitic lavas or sills. Drilling has shown that the Ni-Cu-Co-PGM mineralization is hosted within, and at the base of the ultramafic flow/intrusive sill sequence. The ultramafic host to the mineralization is stratiform to a basaltic hanging wall and a metasediment footwall. The hanging wall basaltic flows contain intercalated sulphide-rich units. The dimensions of the massive sulphide mineralization, defined to date, ranges in thickness from 0.3m to 5.0m and exceeds 450 m strike length and 150 m (vertical) depth. The mineralized horizons remain open along strike in either direction and to depth.

Examples of Komatiite hosted Ni-Cu-PGM deposits from around the world include; Kambalda, Western Australia and Raglan, Quebec. The potential of the belt to host Ni-Cu-Co-PGM mineralization was recognized in 2007 during the course of diamond exploration. Several strong airborne magnetic responses from prior surveys were ground checked and found to be caused by ultramafic intrusive rocks prospective for Ni-Cu-Co-PGM mineralization. Subsequently, an anomalous Ni value from till sampling and a Max Min survey resulted in the discovery of disseminated to net-textured sulphide mineralization in outcrop now known as the Providence Lake Nickel discovery (PLND). The first drill hole to test the zone (08CR-10) intersected mafic to ultramafic lithologies with two intervals of massive sulphide Ni-Cu-Co-PGM mineralization. To date, sixteen drill holes totaling 2,077 metres have intercepted massive and/or disseminated net texture sulphide mineralization along the PLND trend. Results for the massive sulphide intercepts from that drilling include;

Hole ID	From	To	Int.	Ni	Cu	Co	Pt	Pd	Os	Ru	Ir	Rh	6PGM
			m	%	%	%	g/t	g/t	g/t	g/t	g/t	g/t	g/t
08CR-10	117.6	117.8	0.20	1.34	2.92	0.13	2.73	1.30	0.04	0.09	0.04	0.29	4.49
	118.2	118.8	0.60	1.77	0.46	0.16	0.66	2.26	0.14	0.29	0.19	0.46	4.00
08CR-11	139.75	141.4	1.65	1.69	1.00	0.17	0.34	2.24	0.17	0.13	0.51	0.22	3.61
08CR-12	95.32	99.7	2.23	1.30	1.80	0.13	0.55	2.29	0.16	0.12	0.27	0.25	3.64
08CR-13	99.5	101.8	2.30	1.67	0.75	0.17	8.79	1.23	0.17	0.17	0.56	0.28	11.20
	103.3	104.6	1.30	1.21	1.11	0.12	0.19	1.45	0.24	0.18	0.59	0.45	3.10
08CR-17	97.45	99.85	2.40	1.76	1.11	0.17	0.17	1.78	0.37	0.31	0.67	0.87	4.18
08CR-18	98.35	103.45	5.10	1.73	1.75	0.17	0.25	1.23	0.35	0.26	0.75	0.79	3.64
08CR-19	126	129.4	3.40	1.71	1.33	0.17	0.75	1.70	0.3	0.26	0.69	0.61	4.31
08CR-21	58.1	60.6	2.50	0.93	0.46	0.08	0.12	0.12	0.19	0.15	0.42	0.38	1.37
08CR-23	91.4	95	3.60	1.32	1.43	0.10	0.45	1.06	0.15	0.12	0.39	0.32	2.50

Data supplied by Arctic Star

PLATINUM GROUP METALS LTD.	…3

Drill holes not listed in the above table intercepted disseminated and net texture sulphides within the PLND trend that returned anomalous Ni, Cu, Co, Pt and Pd grades.

After the discovery of mineralization and concurrent with drilling, the entire Providence Lake belt held by Arctic was covered with a 751 line km airborne geophysical survey consisting of 100m spaced lines of VTEM and aeromagnetics. The drilling is located within a small area of the VTEM survey block, with the vast majority of the target zones remaining untested.

In addition to the airborne geophysical survey, detailed ground magnetic surveys over the PLND mineralization and several other target areas have been completed to aid in drill targeting. In addition, the entire Providence Lake Belt within the property has been soil sampled (approximately 1750 soil samples at 50m spacing on 100m line spacing). Several areas with geochemically anomalous Ni values remain under-explored and warrant follow up work.

The property has had sufficient time and work completed on it that Platinum Group will bring it to lease upon the completion of a crown survey.

Platinum Group will utilize the winter season to review and model all of the extensive project data and establish supplies at the exploration camp for a drilling campaign in the spring and summer 2012.

An initial budget for this exploration will be established by the end of 2011 as part of the Canadian exploration plans for the Company. The 2012 exploration budget for Canada will include continued exploration in the Thunder Bay Region of Ontario where the Company also holds a large scale land position.

Qualified Person Quality Control and Assurance, Verification

The non-independent qualified persons (QP) for this news release are the CEO, R. Michael Jones, P.Eng and the Canadian Exploration Manager, Robert A. Van Egmond, P.Geo. Michael Jones has relevant experience over the past 10 years in Canada and South Africa on PGM’s and has reviewed the data. Robert Van Egmond has reviewed the data supplied by Arctic Star used in this release. The data supplied by Arctic Star is believed to be as reported by the Arctic Star’s QP, and therefore to be of high quality and conforming to NI43-101 quality assurance/quality control (QA/QC) standards but the data has not been verified by check assaying by Platinum Group. The qualified persons have visited the property and accept responsibility for this news release with the caution that there has been no independent check sampling.

Samples from the Arctic Star drilling program were shipped to SRC Geoanalytical Laboratories, Saskatoon, SK (ISO/IEC 17025:2005 accredited facility) for crushing and grinding to 100 to 200g subsample. Sample security was documented by Arctic Star for all shipments. Samples were submitted for whole rock analysis and 35 element Inductively Coupled Plasma (ICP) including Cu and Ni. A 30g split was assayed for Au, Pt and Pd utilizing Fire Assay (FA) with and ICP finish. Sample pulps were also sent to Becqurel Laboratories, Mississauga, ON (ISO/IEC 17025:2005 accredited facility). Analysis for Cu, Ni, Cobalt, Pt and Pd performed as part of a Neutron Activation Analysis package (Methods BQ-NAA-1 and BQ-NAA-2) on a 20g split for 34 elements, 6 PGM and Au.

PLATINUM GROUP METALS LTD.	…4

Arctic Star employed the use of standards, blanks and duplicates as quality control. Independent laboratory check assays for multi element (ME-MS61) and Pt and Pd (PGM-ICP23) were completed at ALS, North Vancouver, BC (ISO/IEC 17025:2005 accredited facility). Whole rock analysis (ME-XRF06) was also completed on some of the samples submitted to ALS. All laboratories mentioned also employed the use of standards, duplicates and blanks for internal quality control.

About Platinum Group Metals Ltd.

Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years each in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and amalgamated in 2002 and is focused on the development of platinum operations. Platinum Group’s main asset is a 74% interest in the WBJV Project 1 Platinum Mine where an initial construction budget of $100 million is in progress, including underground development. The WBJV Project 1 Platinum Mine has an updated feasibility study calling for steady state production of 275,000 ounce per year of platinum group metals. A banking syndicate was recently appointed for a $260 million senior loan facility for the project.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”

For further information contact:
R. Michael Jones, President
or Kris Begic, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange - AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing, size and use of proceeds of the proposed private placement and the potential to increase the Company’s interest in certain of its projects. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.